UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

  |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2002
                                       OR

   |_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

          For the transition period from ____________ to ____________.

                         Commission file number: 0-26483

                       VaxGen, Inc. 401(k) Retirement Plan
                            (Full title of the Plan)

                                  VaxGen, Inc.

          (Name of issuer of the securities held pursuant to the Plan)

          1000 Marina Boulevard, Suite 200, Brisbane, California 94005
              (Address of principal executive offices and zip code)

                       VaxGen, Inc. 401(k) Retirement Plan
                  Financial Statements and Supplement Schedules
                                Table of Contents

                        Item                                            Page No.
Statements of Net Assets Available for Benefits at
     December 31, 2002 and 2001                                               2
Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2002                            3
Notes to Financial Statements                                                 4
Signatures                                                                    7
Supplemental Schedule for the Year Ended December 31, 2002:
     Schedule H, Line 4i - Schedule of Assets (Held At End of Year)           8

          VaxGen, Inc. 401(k) Retirement Plan Statements of Net Assets
                             Available for Benefits

                                                             December 31,
                                                    ----------------------------
                                                       2002              2001
                                                    ----------        ----------

Investments, at fair value
     Mutual funds                                   $1,293,017        $  988,784
     Company stock                                     868,506           136,729
     Participant loans                                  25,940             5,396
                                                    ----------        ----------
           Total investments                         2,187,463         1,130,909

Cash                                                     3,108               880

Contribution receivable:
     Participant                                            --            21,736
     Employer                                               --            42,397
Other receivable                                            --               125
                                                    ----------        ----------
Net assets available for benefits                   $2,190,571        $1,196,047
                                                    ==========        ==========

                             See accompanying notes.

     VaxGen, Inc. 401(k) Retirement Plan Statement of Changes in Net Assets
                             Available for Benefits

                                                                  Year Ended
                                                               December 31, 2002
                                                               -----------------
ADDITIONS:

Investment income (loss):
     Interest                                                     $       769
     Realized and unrealized gain, net                                241,980
                                                                  -----------
Total investment loss                                                 242,749

Contributions:
     Basic                                                            648,740
     Employer match                                                   258,007
                                                                  -----------
Total contributions                                                   906,747
                                                                  -----------
Total additions                                                     1,149,496

DEDUCTIONS:
Distributions to participants                                         154,452
Fees                                                                      520
                                                                  -----------
Total deductions                                                      154,972
                                                                  -----------
Net increase                                                          994,524

Net assets available for benefits:
           Beginning of year                                        1,196,047
           End of year                                            $ 2,190,571

                             See accompanying notes.

        VaxGen, Inc. 401(k) Retirement Plan Notes to Financial Statements

(1) DESCRIPTION OF THE PLAN

General

The following description of the VaxGen 401(k) Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen for the benefit of its eligible employees. Upon attainment of age 21, eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may contribute up to 25% of their compensation (as defined in the Plan document) up to a specified maximum of $11,000 and $10,500 in 2002 and 2001, respectively. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator.

Participants who make salary deferral contributions receive a matching contributions each calendar year quarter in accordance with the following formula: an amount equal to 100% of each participant's salary deferral contribution up to 3% of such participant's compensation (as a defined in the Plan document) and 50% of the Participant's salary deferral contribution for the next 2% of compensation. VaxGen may make matching contributions in the form of VaxGen Common Stock or cash. Participants are fully vested in their salary deferral contributions and matching contributions at all times.

Investment Options

Each participant could direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day. A detailed description of these investment fund options is provided in the Plan document.

Participant Accounts

An account is maintained on behalf of each participant by the Recordkeeper. On each business day, each participant's account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant's account.

Participant Loans

Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. The loans are secured by the portion of the participant's account from which each respective loan is made. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant's vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the plan agreement. At December 31, 2002, interest rates on participant loans was 5.06%.

Payment of Benefits

A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum. Upon death of the participant, the full value of the participant's account will be distributed to the designated beneficiary or to the participant's estate if no beneficiary has been named.

Plan Termination

Although it has not expressed any intent to do so, VaxGen has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. The balances credited to their accounts would remain with the Plan Administrator until they become distributable in accordance with the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Money market funds are valued on the basis of historical cost plus accrued interest that approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen Common Stock is valued at the quoted market price on the last day of the plan year.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(3) INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                Net Realized and Unrealized
                                                      Appreciation in
                                                 Fair Value of Investments
                                                ---------------------------
    Mutual funds/VaxGen, Inc. Common Stock               $241,980

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                       December 31,
                                                  ----------------------
                                                    2002          2001
                                                  --------      --------
    Janus Balanced Fund                           $184,382      $114,813
    Janus Olympus Fund                             106,642       136,932
    Janus Twenty Fund                              153,390       167,925
    Dreyfus Short Term Income                      132,196        38,338
    Dreyfus Basic S&P 500 Stock Fund               172,839       134,080
    Dreyfus Money Market Reserves                  277,830        94,189
    VaxGen, Inc. Common Stock                      868,506       136,729

(4) INCOME TAX STATUS

The Plan and related trust are intended to be qualified under Sections 401(a) and 501(a) of the Code. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(5) RELATED PARTY TRANSACTIONS

For the periods ended December 31, 2002 and 2001, the Company paid for the administrative expenses of the Plan. Three executives of VaxGen are Trustees of the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

VaxGen, Inc. 401(k) Retirement Plan


   Date: June 30, 2003        /s/ DONALD P. FRANCIS
                              Donald P. Francis
                              President and
                              Trustee of the VaxGen, Inc.
                              401(k) Retirement Plan


   Date: June 30, 2003        /s/ CARTER A. LEE
                              Carter A. Lee
                              Senior Vice President, Finance & Administration
                              and Trustee of the VaxGen, Inc.
                              401(k) Retirement Plan

                       VaxGen, Inc. 401(k) Retirement Plan
                           EIN: 94-3236309, Plan #001
         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                December 31, 2002

                (b)                                          (c)                    (d)(2)         (e)
                                                  Description of investment
                                               including maturity date, rate of
      Identity of issue, borrower,               interest, collateral, par, or                   Current
         lessor or similar party                        maturity value                            Value
MUTUAL FUNDS:
   Janus Balanced Fund                                   10,312 shares                        $   184,382
   Janus Olympus Fund                                     5,332 shares                            106,642
   Janus Twenty Fund                                      5,287 shares                            153,390
   Janus Worldwide Fund                                   2,421 shares                             77,803
   Scudder Flag Investors Communication Fund              5,166 shares                             58,270
   Strong Growth and Income Fund                          4,183 shares                             66,299
   Invesco Health Sciences Fund                           1,674 shares                             63,366
   Dreyfus Basic S&P 500 Stock Fund                       9,445 shares                            172,839
   Dreyfus Short Term Income Fund                        11,406 shares                            132,196
MONEY MARKET FUNDS:
   Dreyfus Money Market Reserves                        277,830 shares                            277,830
COMMON STOCK:
   VaxGen Common Stock *                                 44,977 shares                            868,506
   Participant Loans * (1)                                                                         25,940
                                                                                              -----------
Total Investments                                                                             $ 2,187,463

(1) Participant loans mature from 2003 until 2007 at a weighted-average interest rate of 5.06%.

(2) Cost information is not provided as all investments are participant directed.

*     Indicates party-in-interest to the Plan.